Exhibit 99.1

Concord Medical Announces Higher Revenues, Net income, and Earnings per ADS for the Second Quarter 2011

BEIJING, Aug. 16, 2011 – Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced higher revenues, net income, and earnings per ADS for its unaudited consolidated financial results for the second quarter ended June 30, 2011 compared with the second quarter ended June 30, 2010.

Second quarter 2011 highlights

•	Total net revenues were RMB123.8 million ($19.2 million)(a) in the second quarter 2011, up 24.5% from the second quarter 2010.

•	Gross profit was RMB83.7 million ($13.0 million) in the second quarter 2011, up 20.9% from the second quarter 2010.

•	Net income was RMB37.4 million ($5.8 million) in the second quarter 2011, up 16.1% from the second quarter 2010.

•	Basic and diluted earnings per American depositary share (“ADS”) for the second quarter of 2011 were RMB0.79 ($0.12), up 19.7 % from the second quarter 2010. Each ADS represents 3 ordinary shares.

•	Non-GAAP net income(b) was RMB39.6 million ($6.1 million) in the second quarter 2011, up 13.7% from the second quarter 2010.

•	Non-GAAP basic and diluted earnings per ADS were RMB0.84 ($0.13) in the second quarter 2011, up 18.3% from the second quarter 2010.

•	Adjusted EBITDA (non-GAAP)(c) was RMB85.2 million ($13.2 million) in the second quarter 2011, up 11.8% from the second quarter 2010.

•

Concord Medical added 4 radiotherapy and diagnostic imaging centers in the second quarter of 2011, bringing the total number of centers in operation to 125 in 46 cities in China, as of June 30, 2011. To date, the Company has entered into agreements to establish 32 additional centers.

•

During the second quarter 2011, the Company handled 8,608 patient treatment cases and 42,019 patient diagnostic cases, representing an increase of 0.7% and 17.4%, respectively, from the second quarter 2010.

Dr. Jianyu Yang, Director, President, and Chief Executive Officer of Concord Medical, commented, “We delivered a quarter of solid financial growth, in both revenues and net income, mainly due to higher patient volumes at existing centers, the contribution from centers added since last year, and the results from the Chang’an CMS International Cancer Center (“CCICC”).

“We established six new centers in the first half of this year, which were fewer than we expected, mainly due to delays in hospital construction by our partners and in deliveries of gamma knife equipment by our suppliers. We remain committed to executing our long-term strategy to develop new radiotherapy and diagnostic imaging centers with hospital partners, increase utilization and efficiency at our existing centers, establish new specialty hospitals and stand-alone centers, and pursue prudent acquisitions.

“In summary, we are pleased that our operations continued to perform well in the second quarter. Although it is likely that we will open fewer centers in 2011 than the 25 to 30 centers that we had previously expected, our revenue outlook for the year 2011 remains unchanged, given our solid growth in the first half of 2011 and our anticipated volume growth and additional centers in the second half.”

Other developments

In July, the Board of Directors declared a special dividend of $0.18 per American depositary share to provide shareholders with a tangible recognition of Concord Medical’s growth and financial performance since its initial public offering in December 2009. The dividend is payable on September 30, 2011 to shareholders of record at the close of business on August 31, 2011.

The acquisition of the Chang’an Hospital is still pending the conclusion of the due diligence and the required government approval.

Second quarter 2011 results

Net revenues were RMB123.8 million ($19.2 million)(a) in the second quarter 2011, up 24.5% from the second quarter 2010, primarily due to an increase in patient cases from existing centers, the opening of new centers, and revenues from the Chang’an CMS International Cancer Center, which did not exist in the second quarter last year.

Cost of revenues was RMB40.1 million ($6.2 million) in the second quarter 2011, up 32.9% from the second quarter 2010, primarily due to higher consumables and equipment maintenance charges in support of higher revenues.

Gross profit margin was 67.6% in the second quarter of 2011 compared with 69.7% in the second quarter 2010. The lower gross profit margin was primarily due to the higher consumables and equipment maintenance charges in support of higher revenues.

Operating expenses, consisting of selling expenses and general and administrative expenses, were RMB 28.6 million ($4.4 million) in the second quarter 2011, up 29.0% from RMB22.2 million in the second quarter 2010.The increase was primarily due to increases in office and travel expenses and higher selling expenses in support of higher revenues.

Operating income was RMB 55.2 million ($8.5 million) in the second quarter of 2011, up 17.2% from RMB 47.1 million in the second quarter 2010.

Operating income excluding share-based compensation expenses (non-GAAP)(b) was RMB57.4 million ($8.9 million) in the second quarter 2011, up 15.4% from RMB49.7 million the second quarter 2010.

Income tax expense was RMB 14.0 million ($2.2 million) in the second quarter of 2011, up 9.0% from RMB12.9 million in the second quarter 2010, mainly due to the higher pretax income. The effective tax rate for the second quarter of 2011 was 27.2% compared with 28.6% in the second quarter 2010.

Net income was RMB 37.4 million ($5.8 million) in the second quarter of 2011, up 16.1% from RMB 32.2 million in the second quarter 2010.

Basic and diluted earnings per ADS for the second quarter of 2011 were RMB0.79 ($0.12), up 19.7% from basic and diluted earnings per ADS of RMB0.66 in the second quarter 2010.

Non-GAAP net income(b) was RMB39.6 million ($6.1 million) in the second quarter 2011, up 13.7% from RMB 34.8 million in the second quarter 2010.

Non-GAAP basic and diluted earnings per ADS were RMB0.84 ($0.13) in the second quarter of 2011, up 18.3% from RMB0.71in the second quarter of 2010.

Adjusted EBITDA (non-GAAP)(c) was RMB85.2 million ($13.2 million) for the second quarter 2011, up 11.8% from RMB76.2 million the second quarter 2010.

In the second quarter 2011, capital expenditures were RMB85.7 million ($13.3 million), total depreciation expenses were RMB 21.1 million ($3.3 million), and amortization of acquired intangibles was RMB 6.5 million ($1.0 million).

As of June 30, 2011, the Company had total fixed assets of RMB969.5 million ($150.0 million), cash of RMB417.9 million ($64.7 million), and current and noncurrent restricted cash of RMB35.9 million ($5.6million).

Accounts receivable was RMB228.8 million ($35.4 million) as of June 30, 2011, compared with RMB169.4 million as of December 31, 2010. The average period of sales outstanding for accounts receivable (also known as days sales outstanding) was 149 days in the second quarter 2011, down from 181 days in the first quarter of 2011 primarily due to the normal seasonal payment pattern during the year.

As of June 30, 2011, the Company had bank credit lines of RMB2.1 billion ($329 million), of which RMB71.3 million ($11.0 million) were drawn down.

Concord Medical believes its existing cash and available bank borrowing capacity will be sufficient to finance its special dividend to be paid in the third quarter 2011, investments in new facilities, and working capital needs over the next 12 months.

Outlook for the year 2011

Based on current market and operating conditions, estimated business expansion, and expected patient volume, Concord Medical reiterates its prior revenue outlook for the year 2011, as shown below.

The Company expects to generate net revenues in an estimated range of RMB480 million to RMB520 million for the year 2011, which would be an estimated increase of approximately 23% to 33% in net revenues from 2010. This estimated range excludes any potential future revenue arising as a result of the currently pending acquisition of equity interests in Chang’an Hospital but includes revenues from CCICC’s preliminary operations. The Company notes that any unanticipated delays in completing the acquisition of Chang’an Hospital, any failure to obtain CCICC’s clinical license, and other uncertainties may result in CCICC not achieving its expected contribution to the Company, which in turn could have a material adverse effect on the Company’s business, financial condition, and results of operations in 2011 and future periods.

Because of issues not under the control of Concord Medical, the Company is not able to provide an outlook for the number of new radiotherapy and diagnostic imaging centers it expects to open in the second half of 2011, compared with the 25 to 30 centers for the year 2011 that it stated in its prior outlook. The Company believes that variations in the number and timing of centers to be opened in the second half of 2011 will not have a material effect on its revenue outlook for the year 2011.

Notes

(a) This news release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader and do not represent the Company’s financial performance accounted in US dollars, since its accounting and primary reporting are in renminbi, the currency of the People’s Republic of China. Unless otherwise noted, all translations from renminbi to U.S. dollars are made at a rate of RMB6.4635 to US$1.00, the effective noon buying rate as of June 30, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(b) Non-GAAP net income is defined in this news release as net income excluding share-based compensation expenses. Share-based compensation was RMB2.2 million ($0.34 million) in the second quarter 2011 and RMB2.6 million in the second quarter 2010.

(c) Adjusted EBITDA is defined in this news release as net income plus interest expense, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments, including foreign exchange losses and other income.

Conference call information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Daylight Time (NY) on August 16, 2011, which is also 8:00 p.m. in Beijing and Hong Kong on August 16, 2011.

Dial-in details for the earnings conference call are as follows:

International dial-in	+1 617 614 4072
UK dial-in	+44 20 7365 8425
Hong Kong toll free	+800 96 3844
China Netcom (south)	+10 800 852 1490
China Telecom (north)	+10 800 152 1490
China Telecom (south)	+10 800 130 0399
Passcode	5159 8172

A live webcast of the conference call will be available on the investor relations section of the Company’s website at http://ir.concordmedical.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

U.S. toll free	+1 888 286 8010
International dial-in	+617 801 6888
Passcode	6995 0652

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of June 30, 2011, the Company operated a network of 125 centers with 68 hospital partners that spanned 46 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe harbor statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About non-GAAP financial measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange losses and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider indicative of the performance of its network of centers. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

For more information, please contact:

Concord Medical Services

Mr. Tony Tian (Chinese and English)
+86 10 5957 5287
tony.tian@concordmedical.com

Christensen

Ms. Teal Willingham (English and Chinese)
+86 131 2179 3446
twillingham@christensenir.com

Ms. Kimberly Minarovich (English)
+1 212 618 1978 kminarovich@christensenir.com ir.concordmedical.com

Financial statements follow.

Concord Medical Services Holdings Limited

Unaudited Condensed Consolidated Statements of Income

(in thousands, except per ADS data)

	For The Three Months Ended
	June 30, 2010 (*) RMB	June 30, 2011
		RMB	US$
Revenues, net of business tax, value-added tax and related surcharges
Lease and management services	97,035	115,434	17,859
Others, net	2,407	8,413	1,302

Total net revenues	99,442	123,847	19,161

Cost of revenues
Depreciation	(19,480)	(20,657)	(3,196)
Amortization of acquired intangibles	(6,704)	(6,463)	(1,000)
Others	(3,995)	(12,998)	(2,011)

Total cost of revenues	(30,179)	(40,118)	(6,207)

Gross profit	69,263	83,729	12,954

Operating expenses
Selling expenses	(2,985)	(11,144)	(1,724)
General and administrative expenses	(19,168)	(17,424)	(2,696)

Operating income	47,110	55,161	8,534
Interest expenses	(2,054)	(1,661)	(257)
Foreign exchange losses	(971)	(3,108)	(481)
Gain from disposal of property, plant and equipment	81	—	—
Interest income	935	1,052	163

Income before income taxes	45,101	51,444	7,959
Income tax expenses	(12,857)	(14,015)	(2,168)

Net income	32,244	37,429	5,791

Net income attributable to noncontrolling interests	—	(1,495)	(231)

Net income attributable to ordinary shareholders	32,244	35,934	5,560

Earnings per ADS
Basic and Diluted	0.66	0.79	0.12

Weighted average number of ADS outstanding
Basic and Diluted	49,151,833	47,451,177	47,451,177

(*)	Certain amounts in the prior year quarterly financial information are being reclassified for comparison purposes.

Concord Medical Services Holdings Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31, 2010 (*)	June 30, 2011
	RMB	RMB	US$
ASSETS
Current assets
Cash	535,783	417,918	64,658
Restricted cash, current portion	102,873	17,214	2,663
Available-for-sale securities	—	12,090	1,871
Notes receivable	900	—	—
Accounts receivable	169,389	228,801	35,399
Prepayments and other current assets	74,469	76,469	11,831
Net investments in financing leases, current portion	19,498	31,702	4,905
Deferred tax assets, current portion	1,504	2,099	325

Total current assets	904,416	786,293	121,652

Non-current assets
Property, plant and equipment, net	907,336	969,480	149,993
Goodwill	300,163	300,163	46,440
Acquired intangible assets, net	146,113	141,591	21,906
Deposits for non-current assets	222,019	211,582	32,735
Net investments in financing leases, non-current portion	66,356	60,200	9,314
Deferred tax assets, non-current portion	21,869	20,547	3,179
Other non-current assets	51,867	53,978	8,351
Restricted cash, non-current portion	14,792	18,692	2,892
Prepaid land lease payments	28,113	27,741	4,292

Total non-current assets	1,758,628	1,803,974	279,102

Total assets	2,663,044	2,590,267	400,754

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	83,000	—	—
Long-term bank borrowings, current portion	60,906	57,876	8,954
Accounts payable	10,332	687	106
Accrual for purchase of property, plant and equipment	10,404	11,100	1,717
Obligations under capital leases, current portion	3,582	3,582	554
Accrued expenses and other liabilities	49,935	41,698	6,451
Income tax payable	25,401	24,608	3,807
Deferred revenue, current portion	11,520	11,520	1,782
Contingent business acquisition consideration	14,072	14,072	2,177

Total current liabilities	269,152	165,143	25,548

Non-current liabilities
Long-term bank borrowings, non-current portion	45,089	17,666	2,733
Deferred revenue, non-current portion	9,081	8,060	1,247
Obligations under capitalized leases, non-current portion	5,325	3,845	595
Lease deposits	5,110	5,610	868
Deferred tax liabilities, non-current portion	27,452	25,315	3,917

Total non-current liabilities	92,057	60,496	9,360

Total liabilities	361,209	225,639	34,908

Commitments and contingencies
EQUITY
Ordinary shares	105	105	16
Additional paid-in capital	2,604,704	2,609,271	403,693
Accumulated other comprehensive loss	(14,835)	(16,927)	(2,616)
Accumulated deficit	(384,883)	(326,588)	(50,528)

Total Concord Medical Services Holdings Limited shareholders’ equity	2,205,091	2,265,861	350,565
Non-controlling interests	96,744	98,767	15,281

Total equity	2,301,835	2,364,628	365,846

Total liabilities and equity	2,663,044	2,590,267	400,754

(*)	Amounts for the year ended December 31, 2010 were derived from the December 31, 2010 audited consolidated financial statements.

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended June 30, 2010			For the three months ended June 30, 2011
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating income	47,110	2,600	49,710	55,161	2,200	57,361
Net income	32,244	2,600	34,844	37,429	2,200	39,629
Basic earnings per ADS	0.66	0.05	0.71	0.79	0.05	0.84
Diluted earnings per ADS	0.66	0.05	0.71	0.79	0.05	0.84

(*)	The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended
	June 30, 2010	June 30, 2011
Net income	32,244	37,429
Interest expenses, net	1,119	609
Income tax expenses	12,857	14,015
Depreciation and amortization	26,508	27,858
Share-based compensation	2,600	2,200
Other adjustments	890	3,108

Adjusted EBITDA	76,218	85,219

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange losses, gain from disposed of PPE and other income.